TERYL RESOURCES CORP.

#240 – 11780 Hammersmith Way

Richmond, BC  V7A 5E9

Phone:  604-278-5996     Fax:  604-278-3409

Toll Free: 800-665-4616

www.terylresources.com

N E W  S   R E L E  A S E

Teryl Resources Corp.

(the “Company”)

TSX Venture Exchange: TRC.V

OTCBB: TRYLF

TERYL RESOURCES RECEIVES TWO PRELIMINARY ASSESSMENTS

FOR GIL JOINT VENTURE GOLD PROPERTY FOR GOLD PRICED AT

$1,500 PER OUNCE AND $1,048 PER OUNCE

For Immediate Release: April 26, 2011.  Vancouver, BC – Teryl Resources Corp. (TSX Venture

Exchange: TRC.V, OTCBB: TRYLF) is pleased to announce it has received the preliminary assessment for the Gil Joint Venture Gold Property, Fairbanks Mining District, Alaska.

The measured, indicated and inferred resources contained at the Gil/JV gold property were determined at a cutoff grade of 0.015 oz Au/ton in order to correspond to the heap-leach ore cutoff grade currently being employed at the Fort Knox gold mine (Table 1). These mineral resources are not mineral reserves and therefore have not been demonstrated to be economically viable.

Au-Extraction

Class

Cutoff

Avg. Au-grade

Method

(Resource)    (oz/ton)

Above Cutoff

Tons

Ounces

GOLD

Heap Leach

Measured

0.015

0.0304

2,283,057.1

69,499.1

Heap Leach

Indicated

0.015

0.0279

9,571,130.0

267,408.0

Heap Leach

Inferred

0.015

0.0222

8,002,591.0

178,009.2

TOTAL

19,856,778.0    514,916.3

The goal of this preliminary assessment was to determine a realistic/conservative net present value

(NPV) and internal rate of return (IRR) one could expect from a hypothetical open-pit mining operation at the Gil/JV gold property. This assessment was based on the measured, indicated and inferred resources determined from the pre-feasibility resource estimation (Robinson, 2011). The methods used and assumptions made during the resource estimation were reviewed by the Qualified Person, Mark S.

Robinson (Certified Professional Geologist #6414) and are NI 43-101 compliant.

This preliminary assessment will include inferred mineral resources and therefore the issuer is required to provide the following cautionary statement required by section 2.3(3)(b) of the 43-101 Instrument:

“This preliminary assessment is preliminary in nature. It includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that the results of this preliminary assessment will be realized.”

The Gil/JV gold property is still in the greenfields stage of exploration. As a result, few background studies have been conducted that relate to mining processes, engineering and expected costs during mine preparation, production and closure. In an attempt to avoid any error associated with a lack of information, it was decided to omit permitting costs, costs associated with land acquisition, exploration costs during production, and mine closure costs in this assessment. Working capital costs are expected to be quite low for Gil due to the assumption that all equipment and processing facilities used already exist and will be provided by Fort Knox. For this reason, working capital costs were included within the annual fixed costs.

Assumptions for the Cash Flow Model for gold at $1,500 per ounce:

Lifespan of the Open-Pit Mine = 5 years

Operating 350 Days out of the Year

Mine is able to reach full production of 6,000 Tons Ore/Day in 1st Year of operation

Average Annual Production = 2,100,000 Tons Ore/Year (~45,675 Ounces Au/Year)

Average Au-grade = 0.029 oz/ton

Base Au-Price = $1,500/oz (Current Gold Price)

Annual Fixed Costs = $500,000/Year

Capital Cost of 5-Mile Haul Road = $5 Million

Sunk Costs from Prior Exploration Work = $10 Million

Federal and State Corporate Income Taxes will be included as a Combined Incremental Tax Rate (a conservative approach).

Appendix A: Cash Flow Model for gold at $1,500 per ounce

Alaska State Corporate Income Tax = 9.4%

Federal Corporate Income Tax (* $18,333,333) = $6,425,667 + 35% over $18,333,333

Combined Incremental Tax Rate = 0.094 + .035*(1 – 0.094) = 41.11%

Table 3: Cash Flow Model for Gil/JV Gold Property

Year

BTCF

Income Before Tax

Road and

[BTCF - (road + expl)]

Income Tax

Exploration

ATCF

Expenses

0

($15,000,000)

$0

$0

$0

($5,000,000)

1

$34,998,400

$31,998,400

($12,043,376)

$3,000,000

$22,955,024

2

$34,998,400

$31,998,400

($12,043,376)

$3,000,000

$22,955,024

3

$34,998,400

$31,998,400

($12,043,376)

$3,000,000

$22,955,024

4

$34,998,400

$31,998,400

($12,043,376)

$3,000,000

$22,955,024

5

$34,998,400

$31,998,400

($12,043,376)

$3,000,000

$22,955,024

NPV = $74,561,456

IRR = 459%

Table 4: Net Present Value vs. Discount Rate

Discount Rate (i)

NPV

3%

$97,210,959

5%

$89,888,801

7%

$83,289,841

10%

$74,561,456

These values represent 100% interest for the Gil Joint Venture property.  Therefore, 20% of the NPV determined from the Cash Flow Model represents Teryl Resources Corp.'s portion.

Assumptions for the Cash Flow Model for gold at $1,048 per ounce:

Lifespan of the Open-Pit Mine = 5 years

Operating 350 Days out of the Year

Mine is able to reach full production of 6,000 Tons Ore/Day in 1st Year of operation

Average Annual Production = 2,100,000 Tons Ore/Year (~45,675 Ounces Au/Year)

Average Au-grade = 0.029 oz/ton

Base Au-Price = $1048.56/oz (3-year rolling average)

Annual Fixed Costs = $500,000/Year

Capital Cost of 5-Mile Haul Road = $5 Million

Sunk Costs from Prior Exploration Work = $10 Million

Federal and State Corporate Income Taxes will be included as a Combined Incremental Tax Rate (a conservative approach).

Cash Flow Model

Alaska State Corporate Income Tax = 9.4%

Federal Corporate Income Tax ($10-15 Mil) = $3,400,000 + 35% over $10 Million

Combined Incremental Tax Rate = 0.094 + .035*(1 – 0.094) = 41.11%

Base-Case Cash Flow Model for Gil/JV Gold Property – Discount Rate = 10%

Year     BTCF

Income Before Tax

[BTCF - (road + expl)]

Income Tax

Road and Exploration

Expenses

ATCF

0

($15,000,000)     $0

$0

$0

($5,000,000)

1

$14,378,878

$11,378,878

($3,966,857)      $3,000,000

$10,412,021

2

$14,378,878

$11,378,878

($3,966,857)      $3,000,000

$10,412,021

3

$14,378,878

$11,378,878

($3,966,857)      $3,000,000

$10,412,021

4

$14,378,878

$11,378,878

($3,966,857)      $3,000,000

$10,412,021

5

$14,378,878

$11,378,878

($3,966,857)      $3,000,000

$10,412,021

NPV = $31,336,139

IRR = 207%

Net Present Value vs. Discount Rate

Discount Rate (i)

NPV

3%

$41,440,785

5%

$38,170,098

7%

$35,225,554

10%

$31,336,139

These values represent 100% interest for the Gil Joint Venture property.  Therefore, 20% of the NPV determined from the Cash Flow Model represents Teryl Resources Corp.'s portion.

Qualified Person

Mark S. Robinson, P. Geo., State of Alaska Licensed Geologist No. 247 of Wrangell, Alaska, who is

independent of the Company as defined in NI43-101.  Mark Robinson is a Certified Professional

Geologist (CPG) 6414 with the American Institute of Professional Geologists (AIPG).  Other professional societies and certifications include: Society of Economic Geologists (SEG) fellow since 1985; American

Geological Institute (AGI); and Alaska Miners Association (AMA).  Mark Robinson is a Qualified Person

as defined in NI 43-101 and also qualifies under the rules stated by the U.S. Securities and Exchange

Commission (“SEC”), and has verified the data contained in this news release for accuracy.

ABOUT TERYL RESOURCES

To date, a total of US$10,700,000 has been expended by the joint venture partners, with Teryl and

Kinross accounting for 20% and 80%, respectively, of total expenditures.

With interests in four gold properties, Teryl Resources Corp. is one of the main landowners in the

Fairbanks Mining District, Alaska. The Gil project is a joint venture with Kinross Gold Corporation (TSX: K;

NYSE: KGC) (80% Kinross/20% Teryl). To date USD $10.7 million has been expended on exploration by

Kinross and Teryl on the Gil joint venture claims which expires May 31, 2011. The Company’s other

Alaska holdings also include the Fish Creek Claims, 50% optioned from Linux Gold Corp. (OTC BB:

LNXGF); the Stepovich Claims, where Teryl has a 10% net profit interest from Kinross; and a 100%-

interest in the West Ridge property.  Teryl Resources Corp. also has a 30% interest and a 10% NPI  in the Silverknife 1 & 2 property in Northern B.C.  The Silverknife property is contiguous to Silvercorp's

Silvertip silver-lead-zinc deposit which lies less than one km from the property boundary.  For further information visit the Company’s website at http://www.terylresources.com.

ON BEHALF OF THE BOARD OF DIRECTORS

"John Robertson"

John Robertson President

Press Release contact information:

John Robertson President, Teryl Resources Corp.

T: 800-665-4616

http://www.terylresources.com

READER ADVISORY

This news release may contain certain forward-looking statements, including management's assessment of future plans and

operations,   and   capital   expenditures   and   the   timing   thereof,   that   involve   substantial   known   and   unknown   risks   and

uncertainties,  certain  of  which  are  beyond  the  Company's  control.  There  can  be  no  assurance  that  such  statements  will prove  accurate,  and  actual  results  and  developments  are  likely  to  differ,  in  some  case  materially,  from  those  expressed  or implied by the forward-looking statements contained in this press release. Readers of this press release are cautioned not to place undue reliance on any such forward-looking statements.

Forward-looking  statements  contained  in  this  press  release  are  based  on  a  number  of  assumptions  that  may  prove  to  be incorrect,  including,  but  not  limited  to:  timely  implementation  of  anticipated  drilling  and  exploration  programs;  the  successful completion of new development projects, planned expansions or other projects within the timelines anticipated; the accuracy of  reserve  and  resource  estimates,  if  any,  grades,  mine  life  and  cash  cost  estimates;  whether  mineral  resources  can  be developed; title to mineral properties; financing requirements; changes in laws, rules and regulations applicable to Teryl, and

changes  in  how  they  are  interpreted  and  enforced,   delays  resulting  from  or  inability  to  obtain  required  regulatory  approvals and  ability  to  access  sufficient  capital  from  internal  and  external  sources,  the  impact  of  general  economic  conditions  in

Canada,  and  the  United  States,  industry  conditions,   increased  competition,  the  lack  of  availability  of  qualified  personnel  or management,  fluctuations  in  foreign  exchange,  stock  market  volatility  and  market  valuations  of  companies  with  respect  to announced  transactions.  The  Company's  actual  results,  performance  or  achievements  could  differ  materially  from  those expressed  in,  or  implied  by,  these  forward-looking  statements,  including  those  described  in  the  Company's  Financial

Statements,   Management   Discussion   and   Analysis   and   Material   Change   Reports   filed   with   the   Canadian   Securities

Administrators  and  available  at  www.sedar.com,  and  the  Company’s  20-F  annual  report  filed  with  the  United  States

Securities  and  Exchange  Commission  at  www.sec.gov.   Accordingly,  no  assurances  can  be  given  that  any  of  the  events anticipated  by  the  forward-looking  statements  will  transpire  or  occur,  or  if  any  of  them  do  so,  what  benefits,  including  the amount of proceeds, that the Company will derive therefrom.

Readers  are  cautioned  that  the  foregoing  list  of  factors  is  not  exhaustive.  All  subsequent  forward-looking  statements,

whether written or oral, attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these  cautionary  statements.  Furthermore,  the  forward-looking  statements  contained  in  this  news  release  are  made  as  at the  date  of  this  news  release  and  the  Company  does  not  undertake  any  obligation  to  update  publicly  or  to  revise  any  of  the included  forward-looking  statements,  whether  as  a  result  of  new  information,  future  events  or  otherwise,  except  as  may  be required by applicable securities laws.

This  news  release  does  not  constitute  an  offer  to  sell  or  a  solicitation  of  an  offer  to  buy  any  of  the  securities  in  the  United

States.  The  securities  of  the  Company  have  not  been  registered  under  the  United  States  Securities  Act  of  1933,  as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to

U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

Neither  TSX  Venture  Exchange  nor  its  Regulation  Services  Provider  (as  that  term  is  defined  in  the  policies  of  the  TSX

Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.